Exhibit 1.02

Avid Technology, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

Company Overview
Avid Technology, Inc. (“Avid,” also referred to as the “Company,” “we,” “us,” or “our”) is a leading provider of digital media content-creation products and solutions for audio, film, video, and broadcast professionals, as well as artists and creative enthusiasts. Some of the products that Avid manufactures include conflict minerals that are necessary to such products’ functionality, and Avid has thus reviewed information regarding the sourcing of such minerals in accordance with the process described in this report.

This Conflict Minerals Report (the “Conflict Minerals Report” or “Report”) of Avid, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), covers the period January 1, 2013 to December 31, 2013. The following terms used in this Report have the meanings given to such terms in Item 1.01 of Form SD: (i) conflict minerals, (ii) adjoining country, (iii) conflict minerals from recycled or scrap sources, and (iv) nationally or internationally recognized due diligence framework.
Reasonable Country of Origin Inquiry
As part of its review, Avid conducted a reasonable country of origin inquiry (RCOI) to determine whether the conflict minerals that are necessary to the functionality or production of any of Avid’s products may have originated in the Democratic Republic of Congo (DRC) or an adjoining country. Avid’s RCOI process was designed to cover all parts and materials containing conflict minerals that are necessary to the functionality or production of products manufactured by Avid in 2013.
Avid contacted all the affected suppliers and original manufacturers, provided them with Avid’s conflict minerals policy, and requested that they provide Avid with the conflict minerals data requested in the EICC-GeSI Conflict Minerals Reporting Template. .
Based on the information provided, Avid determined that 189 smelters may have processed conflict minerals used in Avid’s products. However, because Avid did not receive data from all suppliers, Avid may not have identified all such smelters or all smelters in Avid’s supply chain.
Of these smelters, 21 were identified either as smelters that source conflict minerals from the DRC or adjoining countries or as smelters that Avid has reason to believe may source conflict minerals from the DRC or adjoining and are not from recycled or scrap sources. This assessment was based on information provided by Avid’s suppliers and other public information available at the time.
Due Diligence Process
Our due diligence measures have been designed to conform, in all material respects, with the framework set forth in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for tin, tantalum, tungsten and gold (“3TG”). We have adopted all five steps of the OECD Due Diligence Guidance.
Our due diligence measures were designed such that they functioned as a continuation of our RCOI, and as such we exercised due diligence on the source and chain of custody of conflict minerals originating from supply smelters that source conflict minerals from the DRC or adjoining countries or that Avid has reason to believe may source conflict minerals from the DRC or adjoining countries. Because of our “downstream” position in the supply chain, we followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners. (In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers.) We are a purchaser of materials, parts, components and manufactured products and are many steps downstream in the minerals supply chain from smelters and refiners. We do not purchase raw ore or unrefined conflict minerals.

Conflict Minerals Policy

Our conflict minerals policy is publicly available on our website at http://ir.avid.com/documents.cfm.

Step 1 - Establish Strong Company Management Systems

We have communicated our conflict minerals policy, which includes a reference to the OECD Guidance, to our suppliers and customers. Our policy was provided to suppliers during the supplier RCOI process. The policy is also provided to customers requesting conflict minerals information from us and is publicly available on our website. We established an internal team tasked with supporting supply chain due diligence and have adopted the CFSP as a compliance standard for upstream due diligence. As part of our diligence, we implemented a reasonable country of origin inquiry process and all responses from suppliers and source smelters were recorded and stored. Provisions on conflict minerals compliance will be included in new commercial contracts and written agreements. We are also developing a program to improve the quality and number of supplier responses, and quality and number of smelter responses. Our internal reporting policy provides a mechanism to report violations of Avid’s policies (including our conflicts mineral policy) and applicable laws, rules and regulations.

Step 2    - Identify and Assess Risk in the Supply Chain
For upstream due diligence, we adopted the processes and protocols of the CFSP. We identified, all 3TGs “necessary to the functionality or production of our products” as well as the suppliers of those 3TGs. We contacted all affected suppliers and manufacturers, and received a response from approximately 71%.
Step 3    - Design and Implement a Strategy to Respond to Identified Risks

As part of our diligence we reported conflict minerals findings to our Vice President of Hardware and Technologies, a member of our senior management specifically appointed for this role and we will be aggregating and updating the list of smelters. Furthermore, as part of our diligence process we reviewed supplier responses, followed up with delinquent suppliers, and updated supplier information. As part of our diligence, we also reviewed smelters that did not provide country of origin information, identified high-risk smelters, tracked and recorded compliance information for individual smelters, and communicated these results back to the designated member of senior management. We plan to continue to develop our internal processes for tracking smelter and country of origin information. We will require new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Avid.
Step 4    - Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices
As a downstream company, and in accordance with the OECD Guidance, Avid is expected to query its supply chain in an effort to identify the smelters and refiners in the supply chain for Avid products, and review the processes of those entities. In doing so, we followed the risk management and due processes (including the independent 3rd party audit process performed on smelters that source conflict minerals from the DRC or adjoining countries) set forth in the CFSP. The Conflict Free Smelter List made available by the CFSP identifies entities that are compliant with the CFSP and that have been subject to an independent third party audit to assess whether the entity employed policies, practices, and procedures to source conflict free minerals. To be identified as conflict free, we require smelters that source conflict minerals from the DRC or adjoining countries to be certified as conflict free by one of the certification processes identified in the CFSP. These include certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry - Conflict Minerals Council (TI-CMC).
Step 5    - Report on Supply Chain Due Diligence
In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website http://ir.avid.com/sec.cfm.
Due Diligence Results
Smelter Certification Status
Of the 21 smelters we identified as sourcing conflict minerals from the DRC or adjoining countries or as ones we have reason to believe may source conflict minerals from the DRC or adjoining countries and that such sourcing is not from recycled or scrap sources, 15 smelters were certified as conflict free by the CFSP and listed on the CFSP’s website as conflict free certified.

The remaining six smelters were reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in DRC or adjoining countries. This investigation included a review of the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of information available on the Internet. The information available to us in these publications did not give us reason to believe that any of these six smelters directly or indirectly financed or benefited armed groups in the DRC or adjoining countries. The majority of these smelters are, to our knowledge, pursuing a conflict free certification.
As a result of our due diligence measures, we determined that: (i) some of Avid’s suppliers source conflict minerals from smelters that source from the DRC or adjoining countries, (ii) not all of these smelters are conflict free certified by an independent 3rd party audit in accordance with the CFSP, and (iii) there was no reason to believe that any of these smelters (based on information publicly available at the time) directly or indirectly financed or benefited armed groups in the DRC or adjoining countries.

Location and Identity of Uncertified Facilities Used
The six facilities (smelters) that have been identified to or we have reason to believe may source from the DRC or adjoining countries, and are not conflict free certified, include two tantalum smelters, three gold refineries, and one tungsten smelter. Four of these smelters are in China, one in Kazakhstan, and one in Germany.
Countries of Origin of Conflict Minerals
Information regarding the mines from which minerals processed at these smelters were sourced is not publicly available and was not disclosed by these smelters. Accordingly, we are not able to identify any of the countries of origin of the conflict minerals processed at these smelters.
Risk Factors
The statements above are based on the RCOI process and Avid’s due diligence. These statements are based on the processes and infrastructure in place and information available at the time the diligence process was conducted. A number of factors could affect the disclosure reflected in this report, and cause such disclosure to be inaccurate or outdated.
These factors include, but are not limited to, gaps in supplier and smelter data, including as a result of suppliers not providing us with the information requested, errors or omissions in the information provided by suppliers and smelters, gaps in supplier education and knowledge, timeliness of data, public information not discovered based on a reasonable search, errors in public data, language and translation barriers, supplier and smelter unfamiliarity with applicable protocols and procedures , oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, companies going out of business, merging or otherwise restructuring in 2013, certification programs not being equally advanced or applied for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.
Steps to be taken to mitigate risk
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the conflict minerals that are necessary to the functionality or production of our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage directly (or indirectly through suppliers) with smelters sourcing from the DRC or adjoining countries to encourage them to become conflict free certified by the CFSP.